SCMP GROUP

RECEIVED
2008 APR 28 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line Direct Fax

082-03327

[redacted]

08002144

SUPPL

BY REGISTERED POST

16 April 2008

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Update on Period of Waiver

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
APR 30 2008
THOMSON REUTERS

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

4/28

CoSec\GO0708/announcement distribution – Update on Period of Waiver

SCMP Group Limited Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888 Web site www.scmp.com

SCMP Group Limited
SCMP集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

ANNOUNCEMENT
UPDATE ON PERIOD OF WAIVER

Reference is made to the announcement of the Company dated 6 March 2008 (the "**Public Float Announcement**"). Unless otherwise defined herein, capitalized terms and expressions shall have the same meanings as used in the Public Float Announcement.

As stated in the Public Float Announcement, in view that the Company's minimum public float had fallen below 25%, the Company had made an application to the Stock Exchange for a waiver under Rule 8.08(1)(c) of the Listing Rules from strict compliance with Rule 8.08(1)(a) (the "**Waiver**") for a period of two months from the date of the Public Float Announcement.

The purpose of this announcement is to provide the shareholders of the Company with an update on the status regarding the Waiver. Given the one-month blackout period prior to the Company's results announcement on 31 March 2008 and the then current market conditions, the Company subsequently made a revised waiver application to the Stock Exchange to extend the period of the Waiver up to 6 July 2008 and the Stock Exchange had granted to the Company the Waiver for the period commencing from 25 February 2008 up to 6 July 2008.

By the order of the Board of the Company
Vera Leung
Company Secretary
Hong Kong

Hong Kong, 15 April 2008

As at the date of this announcement, the board of directors of the Company comprises two executive Directors, namely Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong; three non-executive Directors, Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang; and four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man.

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

"Please also refer to the published version of this announcement in SCMP"

END